Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2014 Financial Results

Fourth Quarter Net Revenues Accelerated Significantly by 91.5% Year-over-Year to RMB739.1 Million

Growth of Annual Net Revenues Hit 3-year High, Increasing 75.3% to over RMB2.1 Billion

Fourth Quarter Net Income Expanded 103.4% Year-over-Year to RMB249.6 Million

BEIJING, March 4, 2015 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights1

•	Net Revenues accelerated significantly by 91.5% to RMB739.1 million ($119.1 million) for the fourth quarter of 2014, exceeding the Company’s original guidance of RMB610 million ($98.3 million) to RMB636 million ($102.5 million).

•	Net Income increased largely by 103.4% year-over-year to RMB249.6 million ($40.2 million) for the fourth quarter of 2014.

•	Net Cash Provided by Operating Activities increased 51.0% year-over-year to RMB487.2 million ($78.5 million) for the fourth quarter of 2014.

Full Year 2014 Financial Highlights1

•	Net Revenues increased 75.3% year-over-year to RMB2,132.9 million ($343.8 million) for the full year 2014, with growth rate hitting 3-year-high.

•	Net Income increased 64.1% year-over-year to RMB748.7 million ($120.7 million) for the full year 2014.

•	Net Cash Provided by Operating Activities increased 72.4% year-over-year to RMB1,023.7 million ($165.0 million) for the full year 2014.

Fourth Quarter and Full Year 2014 Operating Highlights

•	Accelerated Transaction Platform and Media Value: In the fourth quarter of 2014, revenues accelerated across the board. Revenues from the dealer yellow page business, which includes dealer advertising and dealer subscriptions services, significantly increased 120.2% year-over-year to RMB402.6 million while revenues from automaker advertising services increased 65.6% year-over-year to RMB336.5 million. Revenues from the dealer yellow page business and revenues from the automaker advertising services accounted for 54.5% and 45.5% of the total net revenues, respectively, during the quarter.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.2046 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

For the full year 2014, revenues from the dealer yellow page business, which includes dealer advertising services and dealer subscriptions services, increased 110.0% year-over-year to RMB1,074.8 million. It accounted for 50.4% of the total net revenues in 2014, compared with 42.1% in 2013. Meanwhile, revenues from automaker advertising services increased 50.2% year-over-year to RMB1,058.2 million for the full year of 2014, accounting for 49.6% of the total net revenues in 2014.

•	Solid Increase in Mobile Traffic: The number of average daily unique visitors who accessed the Company’s websites via mobile devices and the number of average daily unique visitors to the Company’s mobile applications reached approximately 4.3 million and 3.4 million, respectively, in the month of December 2014. Altogether, that represents a growth of approximately 140% in the total number of average daily unique visitors on mobile platforms compared to those in the December 2013.

•	Autohome Remains the Leading Online Destination for Automobile Consumers in China: In the fourth quarter of 2014, autohome.com.cn’s ranking remained first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily page views, and average daily time spent, according to iResearch, a third-party market research firm. Autohome.com.cn showed continued growth and momentum. The Company recorded 7.8 million average daily unique visitors on PCs, in the fourth quarter of 2014. Average daily time spent per user increased from 14.5 minutes in the fourth quarter of 2013 to 16.7 minutes in the fourth quarter of 2014, based on data released by iResearch.

•	Industry Leading Growth in Dealer Subscription: In the fourth quarter of 2014, Autohome provided dealer subscription services to 17,080 dealer subscribers, representing a year-over-year increase of 69.4 % from 10,084 dealer subscribers in the fourth quarter of 2013.

James Qin, Chief Executive Officer of Autohome, stated, “As we conclude our first full fiscal year as a public company we are very pleased with what we have accomplished, having delivered best-in-class operational and financial performance. In short, 2014 was an impressive year filled with many important achievements for Autohome. We ended the year with new highs for both quarterly and annual revenue performance, growing 91.5% and 75.3% for each respective period. Further, we have a fast growing dealer network in the industry, reaching 17,080 dealer subscribers in the fourth quarter of 2014, and we are continuing to gain market share in this area. This positions us to benefit from these important business partnerships and to drive both dealer subscriptions and dealer advertising revenues. Also, we made great progress in expanding our mobile business and have fully transitioned to having both mobile and PC oriented operations. Lastly, we successfully built out a strong online transaction platform, the Autohome Mall, with its proven capability to facilitate transactions for automakers and dealers. A well-established platform, together with our broadest user base and strong brand equity, positions us well on the way to reach our goal to be the number one automobile transaction facilitator in the online ecosystem in China. By all accounts, this was a fruitful year for Autohome.

“As we look ahead, we are very excited about 2015 and our future prospects. We will continue to move quickly, work hard to leverage the important investments we have made, and ensure we stay at the forefront of our industry. We have a strong foundation on which to build and believe we are well positioned to drive sustainable and profitable growth over the long-term.”

Nicholas Chong, Chief Financial Officer, commented, “We are greatly encouraged by what I would characterize as the stronger-than-ever results we achieved during the fourth quarter and full year 2014. We remain proud of our ability to drive strong increases in both revenue and profitability as well as to consistently generate strong cash to fund our future growth. It is important to note that we were pleased with the successful follow-on offering completed in November 2014 with overwhelming demand from the investors. With such encouragement, we will remain keenly focused on building out a diversified business and maintaining an efficient cost base, as we continue to maximize shareholder value over the long-term.”

Detailed Overview of Financial Results for Fourth Quarter and Full Year 2014

Key Financial Results

(In RMB Millions except for per share data)	4Q2013	4Q2014	% Change	FY2013	FY2014	% Change

Net Revenues	386.0	739.1	91.5%	1,216.5	2,132.9	75.3%

Operating Profit	149.5	301.1	101.4%	554.9	904.2	63.0%

Net Income	122.7	249.6	103.4%	456.2	748.7	64.1%

Adjusted Net Income[2]	132.3	269.5	103.6%	487.2	809.9	66.2%

Diluted Earnings Per Share[3]	1.16	2.19	88.8%	4.37	6.64	51.9%

Net Cash Provided by Operating Activities	322.6	487.2	51.0%	593.9	1,023.7	72.4%

Unaudited Fourth Quarter 2014 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2014 increased 91.5% to RMB739.1 million ($119.1 million) from RMB386.0 million in the corresponding period in 2013. The increase was due to increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues for the fourth quarter of 2014 increased 88.4% to RMB521.7 million ($84.1 million) from RMB277.0 million in the corresponding period in 2013. The growth was due to an increase in revenues from both automaker advertisers and dealer advertisers. Revenues from automaker advertisers increased 65.6% to RMB336.5 million ($54.2 million) from RMB203.2 million in the corresponding period in 2013. Revenue from dealer advertisers increased 151.0% to RMB185.2 million ($29.9 million) from RMB73.8 million in the corresponding period in 2013. Revenues from automaker advertisers and dealer advertisers accounted for 64.5% and 35.5%, respectively, of total advertising services revenues for the fourth quarter of 2014.

The increase in revenues from automaker advertisers was attributable to an increase in average revenues per automaker advertiser as automakers continued to allocate more advertising budgets to Autohome’s online advertising channels. The increase in dealer advertising services revenues was mainly due to an increase in the volume of advertising purchased by dealer advertisers as a result of the Company’s expansion into new geographical markets and deeper penetration into existing markets, together with an increase in the rates for the Company’s dealer advertising services.

•	Dealer subscription services revenues for the fourth quarter of 2014 increased 99.4% to RMB217.4 million ($35.0 million) from RMB109.0 million in the corresponding period in 2013. The increase in dealer subscription services revenues was mainly driven by (i) a 69.4% year-over-year increase in the number of paying dealers, which in turn was a result of Autohome’s expansion into new geographic markets, especially within China’s growing Tier 3 and Tier 4 cities, and deeper penetration into existing markets and (ii) an increase in average revenues per paying subscriber as dealers continued to allocate a greater portion of their budget to subscribe to the Company’s services and an increase in the rates for our dealer subscriptions services. The Company sold dealer subscription services to 17,080 dealers in the fourth quarter of 2014, compared with 10,084 dealers in the corresponding period in 2013.

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Cost of Revenues

Cost of revenues for the fourth quarter of 2014 increased 40.0% to RMB122.9 million ($19.8 million) from RMB87.8 million in the corresponding period in 2013, primarily due to increases in value-added taxes and surcharges, depreciation and bandwidth and internet data center (IDC) costs. The cost of revenues included share-based compensation expense of RMB2.3 million ($0.4 million) and RMB1.6 million for the fourth quarter of 2014 and 2013, respectively.

Operating Expenses

Operating expenses for the fourth quarter of 2014 increased 111.9% to RMB315.1 million ($50.8 million) from RMB148.7 million in the corresponding period in 2013. This growth was due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company has been reinvesting for future growth opportunities. As a percentage of net revenues, operating expenses for the fourth quarter of 2014 increased to 42.6% from 38.5% in the corresponding period in 2013.

•	Sales and marketing expenses for the fourth quarter of 2014 increased 129.0% to RMB220.3 million ($35.5 million) from RMB96.2 million in the corresponding period in 2013. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through search engines, mobile platforms and navigation sites, including the cooperation with Baidu for enhanced auto-related content search results on PCs powered by “Aladdin,” and (ii) an increase in salaries and benefits due to an increase in sales and marketing headcount, which is in line with the Company’s rapid growth. The sales and marketing expenses for the fourth quarter of 2014 included share-based compensation expense of RMB6.4 million ($1.0 million), compared to RMB1.1 million in the corresponding period in 2013.

•	General and administrative expenses for the fourth quarter of 2014 increased 49.4% to RMB42.9 million ($6.9 million) from RMB28.7 million in the corresponding period in 2013. This increase was primarily attributable to an increase in salaries and benefits and professional service fees. The general and administrative expenses for the fourth quarter of 2014 included share-based compensation expenses of RMB5.1 million ($0.8 million), compared to RMB4.9 million in the corresponding period in 2013.

•	Product development expenses for the fourth quarter of 2014 increased 118.8% to RMB51.9 million ($8.4 million) from RMB23.7 million in the corresponding period in 2013. This increase is primarily attributable to an increase in salaries and benefits due to an increase in product development headcount which is in line with the Company’s rapid growth. The product development expenses for the fourth quarter of 2014 included share-based compensation expenses of RMB5.0 million ($0.8 million), compared to RMB0.8 million in the corresponding period in 2013.

Operating Profit

Operating profit for the fourth quarter of 2014 increased 101.4% to RMB301.1 million ($48.5 million) from RMB149.5 million in the corresponding period in 2013.

Net Income and EPS

Net income for the fourth quarter of 2014 increased 103.4% to RMB249.6 million ($40.2 million) from RMB122.7 million in the corresponding period in 2013. Basic and diluted earnings per share and per ADS (“EPS”) for the fourth quarter of 2014 were RMB2.29 ($0.37) and RMB2.19 ($0.35), respectively, compared to basic and diluted EPS in the corresponding period in 2013 of RMB1.23 and RMB1.16, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, for the fourth quarter of 2014 increased 103.6% to RMB269.5 million ($43.4 million) from RMB132.3 million in the corresponding period in 2013. Non-GAAP basic and diluted EPS for the fourth quarter of 2014 were RMB2.47 ($0.40) and RMB2.37 ($0.38), respectively, compared to Non-GAAP basic and diluted EPS in the corresponding period in 2013 of RMB1.33 and RMB1.25, respectively.

Unaudited Full Year 2014 Financial Results

Net Revenues

Net revenues in 2014 increased 75.3% to RMB2,132.9 million ($343.8 million) from RMB1,216.5 million in 2013. The growth was due to increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues in 2014 increased 67.6% to RMB1,499.5 million ($241.7 million) from RMB894.9 million in 2013. The growth was due to increases in revenues from both automaker advertisers and dealer advertisers. Revenues from automaker advertisers increased 50.2% to RMB1,058.2 million ($170.5 million) from RMB704.7 million in 2013. Revenues from dealer advertisers increased 132.0% to RMB441.3 million ($71.1 million) from RMB190.3 million in 2013. Revenues from automaker advertisers and dealer advertisers accounted for 70.6% and 29.4%, respectively, of total advertising services revenues in 2014.

The increase in revenues from automaker advertisers was attributable to an increase in average revenues per automaker advertiser, as automakers continued to allocate more of their advertising budgets to Autohome’s online advertising channels. The increase in dealer advertising services revenues was mainly due to an increase in the volume of advertising purchased by dealer advertisers as a result of the Company’s expansion into new geographical markets and deeper penetration into existing markets, as well as an increase in the rates for the Company’s dealer advertising services.

•	Dealer subscription services revenues in 2014 increased 97.0% to RMB633.4 million ($102.1 million) from RMB321.6 million in 2013. The increase in dealer subscription services revenues was mainly driven by (i) a 67.5% year-over-year increase in the number of paying dealers, which in turn was a result of Autohome’s expansion into new geographic markets, especially within China’s growing Tier 3 and Tier 4 cities, and deeper penetration into existing markets and (ii) an increase in average revenues per paying subscriber as dealers continue to allocate a greater portion of their budget to subscribe to the Company’s services and an increase in the rates for our dealer subscriptions services. The Company sold dealer subscription services to 17,779 dealers in 2014, compared with 10,617 dealers in 2013.

Cost of Revenues

Cost of revenues in 2014 increased 51.2% to RMB381.5 million ($61.5 million) from RMB252.2 million in 2013, primarily due to increases in value-added taxes and surcharges, content related costs, bandwidth and IDC costs and depreciation. The cost of revenues included share-based compensation expense of RMB8.0 million ($1.3 million) and RMB6.5 million in 2014 and 2013, respectively.

Operating Expenses

Operating expenses in 2014 increased 106.9% to RMB847.2 million ($136.5 million) from RMB409.4 million in 2013. This was due to increases in sales and marketing expenses, product development expenses and general and administrative expenses. As a percentage of net revenues, operating expenses in 2014 increased to 39.7% from 33.7% in the corresponding period in 2013.

•	Sales and marketing expenses in 2014 increased 128.0% to RMB559.1 million ($90.1 million) from RMB245.2 million in 2013. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through search engines, mobile platforms and navigation sites, including the cooperation with Baidu for enhanced auto-related content search results on PCs powered by “Aladdin,” and cooperation with application stores and mobile browsers to promote the Company’s mobile applications and website and (ii) an increase in salaries and benefits due to an increase in sales and marketing headcount which is in line with the Company’s rapid growth. The sales and marketing expenses in 2014 included share-based compensation expenses of RMB14.6 million ($2.4 million), compared to RMB4.4 million in 2013.

•	General and administrative expenses in 2014 increased 57.2% to RMB129.8 million ($20.9 million) from RMB82.5 million in the corresponding period in 2013. This increase was primarily attributable to an increase in salaries and benefits, professional service fees and office expenses. The general and administrative expenses in 2014 included share-based compensation expenses of RMB20.6 million ($3.3 million), compared to RMB11.7 million in 2013.

•	Product development expenses in 2014 increased 94.0% to RMB158.4 million ($25.5 million) from RMB81.7 million in 2013. This increase is primarily attributable to an increase in salaries and benefits due to an increase in product development headcount, which is in line with the Company’s rapid growth. The product development expenses in 2014 included share-based compensation expenses of RMB13.4 million ($2.2 million), compared to RMB3.0 million in 2013.

Operating Profit

Operating profit in 2014 increased 63.0% to RMB904.2 million ($145.7 million) from RMB554.9 million in 2013.

Net Income and EPS

Net income in 2014 increased 64.1% to RMB748.7 million ($120.7 million) from RMB456.2 in 2013. Basic and diluted earnings per share and per ADS (“EPS”) in 2014 were RMB7.01 ($1.13) and RMB6.64 ($1.07), respectively, compared to basic and diluted EPS in the corresponding period in 2013 of RMB4.57 and RMB4.37, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, in 2014 increased 66.2% to RMB809.9 million ($130.5 million) from RMB487.2 million in 2013. Non-GAAP basic and diluted EPS in 2014 were RMB7.59 ($1.22) and RMB7.18 ($1.16), respectively, compared to Non-GAAP basic and diluted EPS in 2013 of RMB4.88 and RMB4.67, respectively.

Balance Sheet and Cash Flow

As of December 31, 2014, the Company had cash and cash equivalents and term deposits of RMB2,772.2 million ($446.8 million), which included the net proceeds from our follow-on offering in November 2014. Net cash provided by operating activities in 2014 was RMB1,023.7 million ($165.0 million), compared to RMB593.9 million in 2013.

Recent Developments

•	Follow-on Public Offering: In November 2014, Autohome completed the follow-on public offering of its American depositary shares (“ADSs”) by the Company and some of its existing shareholders (“the selling shareholders”) which priced at US$42.50 per ADS. The Company offered and sold 2,424,801 ADSs and the selling shareholders sold an aggregate of 7,220,858 ADSs. The net proceeds to the Company were approximately RMB604 million, after deducting underwriting commissions, discounts and expenses.

•	Successful Double 11 Event and New Highs in Online Orders: In November 2014, the Company executed its second annual “Double 11” online sales promotion event which proved a resounding success, building further on the prior year’s strong performance. Within one day, automobile orders on Autohome’s websites exceeded 37,000, representing an increase of 109% year-over-year. Of this total, 2,488 orders, representing an aggregate value of more than RMB 200 million, were completed with full payment online while 20% of these large-amount payments were completed through mobile devices. This type of event positions Autohome as a strong value creator in the online ecosystem for the auto industry.

•	Entering China’s Car Care and Maintenance Market: In February 2015, Autohome officially launched a mobile application for users to purchase car care and maintenance services that are high quality and reasonably priced through the vendors qualified by Autohome. This marked the Company’s officially entry into this market in China. Going forward, Autohome will continue to enhance the user experience and cooperate with more third parties to provide a diverse set of aftermarket services.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB573 million ($92.4 million) to RMB602 million ($97.0 million) in the first quarter of fiscal year 2015, representing a 67.5% to 76.0% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM on Wednesday, March 4, 2015, U.S. Eastern Time (8:00 PM on Wednesday, March 4, 2015, Beijing Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-298-3404

Hong Kong: +852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International: +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 8185279.

A replay of the conference call may be accessed by phone at the following numbers until March 11, 2015:

United States: +1-866-846-0868

International: +61-2-9641-7900

Passcode: 8185279

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Through its two websites, autohome.com.cn and che168.com, the Company provides comprehensive, independent and interactive content to automobile buyers and owners. Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user and average daily page views in 2014, according to iResearch, a third-party research firm. The Company’s ability to reach a large and engaged user base of automobile consumers has made Autohome the preferred platform for automakers and dealers to conduct their advertising campaigns. Automakers typically utilize its online advertising services for brand promotion, new model releases and sales promotions. Its dealer subscription services allow dealers to market their inventory and services through Autohome’s websites, extending the reach of their physical showrooms to potentially millions of internet users in China. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income, Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Tel: +86-10-5987-1535

Email: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues:
Advertising services	276,974	521,711	84,085	894,937	1,499,516	241,678
Dealer subscription services	109,022	217,403	35,039	321,611	633,433	102,091

Total net revenues	385,996	739,114	119,124	1,216,548	2,132,949	343,769

Cost of revenues	(87,818)	(122,935)	(19,814)	(252,236)	(381,498)	(61,486)

Gross profit	298,178	616,179	99,310	964,312	1,751,451	282,283

Operating expenses:
Sales and marketing expenses	(96,231)	(220,327)	(35,510)	(245,228)	(559,070)	(90,106)
General and administrative expenses	(28,741)	(42,926)	(6,918)	(82,529)	(129,751)	(20,912)
Product development expenses	(23,707)	(51,872)	(8,360)	(81,651)	(158,395)	(25,529)

Operating profit	149,499	301,054	48,522	554,904	904,235	145,736

Interest income	2,526	10,461	1,686	11,082	34,682	5,590
Interest expense	(402)	—	—	(414)	—	—
Other income, net	408	1,673	270	2,884	2,544	410

Income before income taxes	152,031	313,188	50,478	568,456	941,461	151,736

Income tax expense	(29,354)	(63,631)	(10,255)	(112,294)	(192,781)	(31,071)

Net income	122,677	249,557	40,223	456,162	748,680	120,665

Earnings per share for ordinary share
Basic	1.23	2.29	0.37	4.57	7.01	1.13
Diluted	1.16	2.19	0.35	4.37	6.64	1.07

Shares used in earnings per share computation:

Class A ordinary shares
Basic	30,806,998	43,043,094	43,043,094	31,109,214	38,633,284	38,633,284
Diluted	105,824,049	113,815,561	113,815,561	104,329,226	112,831,585	112,831,585

Class B ordinary shares
Basic	68,788,940	66,063,657	66,063,657	68,788,940	68,102,019	68,102,019
Diluted	68,788,940	66,063,657	66,063,657	68,788,940	68,102,019	68,102,019

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	822	(2,360)	(380)	1,403	3,946	636

Comprehensive income	123,499	247,197	39,843	457,565	752,626	121,301

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	122,677	249,557	40,223	456,162	748,680	120,665
Plus: income tax expense	29,354	63,631	10,255	112,294	192,781	31,071
Plus: depreciation of property and equipment	7,901	9,734	1,569	25,548	35,084	5,655
Plus: amortization of intangible assets	1,580	1,477	238	6,250	6,053	976
Plus: Interest expense	402	—	—	414	—	—

EBITDA	161,914	324,399	52,285	600,668	982,598	158,367

Plus: share-based compensation expenses	8,524	18,810	3,032	25,608	56,666	9,133

Adjusted EBITDA	170,438	343,209	55,317	626,276	1,039,264	167,500

Net income	122,677	249,557	40,223	456,162	748,680	120,665
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	184	5,459	4,554	734
Plus: share-based compensation expenses	8,524	18,810	3,032	25,608	56,666	9,133

Adjusted Net Income	132,340	269,506	43,439	487,229	809,900	130,532

Non-GAAP Earnings per share for ordinary share
Basic	1.33	2.47	0.40	4.88	7.59	1.22
Diluted	1.25	2.37	0.38	4.67	7.18	1.16

Shares used in earnings per share computation:

Class A ordinary shares
Basic	30,806,998	43,043,094	43,043,094	31,109,214	38,633,284	38,633,284
Diluted	105,824,049	113,815,561	113,815,561	104,329,226	112,831,585	112,831,585

Class B ordinary shares
Basic	68,788,940	66,063,657	66,063,657	68,788,940	68,102,019	68,102,019
Diluted	68,788,940	66,063,657	66,063,657	68,788,940	68,102,019	68,102,019

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of December 31
	2013	2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,138,613	1,054,416	169,941
Restricted cash	245,000	—	—
Term deposits	—	1,717,775	276,855
Accounts receivable	465,712	736,695	118,734
Other current assets	49,940	131,880	21,255

Total current assets	1,899,265	3,640,766	586,785

Non-current assets:
Property and equipment, net	57,897	74,882	12,069
Goodwill and intangible assets, net	1,549,639	1,543,678	248,796
Other non-current assets	6,149	19,189	3,093

Total non-current assets	1,613,685	1,637,749	263,958

Total assets	3,512,950	5,278,515	850,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	324,094	524,534	84,540
Advance from customers	2,340	42,530	6,855
Deferred revenue	213,240	438,797	70,723
Income tax payable	20,204	74,763	12,050
Payable for repurchase of common stock	227,015	—	—
Other current liabilities	2,925	33	5

Total current liabilities	789,818	1,080,657	174,173

Non-current liabilities:
Other liabilities	29,041	24,058	3,877
Deferred tax liabilities	481,727	508,377	81,935

Total non-current liabilities	510,768	532,435	85,812

Total liabilities	1,300,586	1,613,092	259,985

Shareholders’ equity:
Total shareholders’ equity	2,212,364	3,665,423	590,758

Total liabilities and shareholders’ equity	3,512,950	5,278,515	850,743